April 28, 2023

Form C-AR

FIBROBIOLOGICS, INC.

A Delaware Corporation



ANNUAL REPORT

FOR FISCAL YEAR ENDED

DECEMBER 31, 2022

455 E. Medical Center Blvd
Suite 300
Houston, TX 77598

www.fibrobiologics.com

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by FibroBiologics, Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website www.fibrobiologics.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(B) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation Cf and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 4/28/2023.

THIS FORM C-AR DOES NOT CONSITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," or other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties, (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially for the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form CAR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

FibroBiologics, Inc. (the "Company" or "FibroBiologics") was originally formed as an LLC under the laws of the State of Texas on April 8, 2021, and then converted to a Delaware corporation on December 14, 2021.

The Company's headquarters is located at 455 E. Medical Center Blvd, Suite 300, Houston, TX 77598.

The Company's website is www.fibrobiologics.com. The information available on or through our website is not part of the Form C-AR.

THE BUSINESS

FibroBiologics is a clinical-stage cell therapy company focused on developing and commercializing fibroblast cell-based and fibroblast cell-derived product candidates as therapeutics for patients suffering from chronic diseases with significant unmet medical needs. FibroBiologics was formed in April 2021 as a spinout from SpinalCyte, LLC ("SpinalCyte" or "Parent") and transferred ownership of more than 150 patents that provide exclusive rights to develop fibroblasts in the diagnosis, treatment, prevention, and palliation of spinal diseases, disorders, or conditions; cancer; orthopedics diseases, disorders, or conditions; and multiple sclerosis. Since its formation, FibroBiologics has added additional patents to its portfolio, including utilization of fibroblasts for wound healing and extension of life. Additionally, SpinalCyte licensed certain other patents to FibroBiologics that may indirectly affect its efforts. With this extensive fibroblasts technology platform we are pursuing treatments and/or cures for multiple sclerosis, degenerative disc disease, wound healing, and cancer, and potential extension-of-life applications including thymus and spleen involution reversal.

Intellectual Property

The Company has over 150 patents issued/pending in its intellectual property portfolio. The fields of use for these patents include the diagnosis, treatment, prevention and palliation of a) spinal diseases, disorders, or conditions, b) cancer, c) orthopedics diseases, disorders or conditions, and d) multiple sclerosis, along with more recent applications in wound healing and extension of life. We believe these patents enable us to develop potential solutions for degenerative disc disease, multiple sclerosis, wound healing, cancer and extension of life, each of which represent substantial market opportunities in areas with significant unmet therapeutic needs.

Employees

The Company is led by an executive leadership team comprised of a CEO, CFO, and CSO, who are included with additional details in the Directors, Executive Officers, and Employees section. The CSO leads a team of four scientists who are working in the labs to research and develop the Company's pipeline of product candidates.

Legal Proceedings

None.

Competitors and Industry

We believe the next generation of breakthrough treatments and/or cures will be discovered through cell therapy, gene therapy, or immunotherapy. While many companies in cell therapy are focused on stem cells, FibroBiologics is focused instead on utilizing fibroblasts and fibroblast-derived products as cell therapies. As we develop breakthrough treatments and/or cures, we compete with existing companies and emerging industries including pharmaceutical, orthopedic devices, regenerative medicine companies, biotech, and gene editing.

In degenerative disc disease, competitors include companies developing stem cell treatments for degenerative disc disease, such as Mesoblast, and existing orthopedic industry solutions including pain medicines, surgeries, devices, and implants. We believe that our fibroblast-derived product candidate, CybroCell, is a better solution than existing alternatives because Fibroblasts may reduce the inflammation that causes pain and regenerate the disc to restore its natural function and improve the patient's mobility without the adverse effects of pain medicines and lengthy surgical recovery.

In multiple sclerosis, competitors include existing pharmaceutical/biotech companies such as Roche and Regeneron with existing approved treatments and product candidates in development to treat multiple sclerosis. We believe that our fibroblast-derived product candidate, CYMS101, is better than existing treatments because it may effectively delay the progression of the disease without the adverse effects of existing therapies and may reverse the disease through regeneration of the myelin sheath.

In wound healing, there are many competitors offering products that treat difficult to heal wounds such as diabetic foot ulcers. We believe that our fibroblast-derived product candidate, CYW628, is a better solution than existing treatments because it will help close difficult to treat non-healing wounds faster, and at a lower overall price, than existing treatments.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of our offerings should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

These are the risks that relate to the Company:

We have incurred significant net losses since inception, and we expect to continue to incur significant net losses for the foreseeable future and may never achieve or maintain profitability.

We have incurred net losses in each reporting period since our inception, have not generated any revenue from product sales to date and have financed our operations principally through private financings. We have incurred net losses of approximately $5.1 million and $1.6 million for 2022 & 2021, respectively. As of December 31, 2022, we had an accumulated deficit of approximately $7.9 million. Our losses have resulted principally from expenses incurred in research and development of our product candidates and from management and administrative costs and other expenses that we have incurred while building our business infrastructure. We expect that it will be several years, if ever, before we have a commercialized product and generate revenue from product sales. Even if we succeed in receiving marketing approval for and commercializing one or more of our product candidates, we expect that we will continue to incur substantial research and development and other expenses as we discover, develop and market additional potential product candidates. We expect to continue to incur significant losses for the foreseeable future, and we expect these losses to increase in the future.

We will require substantial additional capital to finance our operations. If we are unable to raise such capital when needed, or on acceptable terms, we may be forced to delay, reduce and/or eliminate one or more of our research and drug development programs or future commercialization efforts.

Developing biopharmaceutical products, including conducting preclinical studies and clinical trials, is a very time-consuming, expensive and uncertain process that takes years to complete. Our operations have consumed substantial amounts of cash since inception, and we expect our expenses to increase in connection with our ongoing activities, particularly as we initiate and conduct clinical trials of, and seek marketing approval for our current product candidates and any future product candidates. Even if one or more of the product candidates that we develop is approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate. Our expenses could increase beyond expectations if we are required by the FDA, the EMA or other comparable regulatory authorities to perform clinical trials or preclinical studies in addition to those that we currently anticipate. Other unanticipated costs may also arise. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to drug sales, marketing, manufacturing and distribution. Because the design and outcome of our anticipated clinical trials are highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of any product candidate we develop. We also expect to incur additional costs associated with becoming and operating as a public company. Accordingly, we will need to obtain substantial additional funding in order to maintain our continuing operations.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our product candidates on unfavorable terms to us.

We may seek additional capital through a variety of means, including through public or private equity, including our GEM Equity Agreement, debt financings, or other sources, including up-front payments and milestone payments from strategic collaborations. To the extent that we raise additional capital through the sale of equity or convertible debt or equity securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. Such financing may result in dilution to stockholders, imposition of debt covenants, increased fixed payment obligations or other restrictions that may affect our business. If we raise additional funds through up-front payments or milestone payments pursuant to strategic collaborations with third parties, we may have to relinquish valuable rights to our product candidates, or grant licenses on terms that are not favorable to us. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

We have a limited operating history and none of our current product candidates have been approved for commercial sale, which may make it difficult for you to evaluate our current business and predict our future success and viability.

Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We are a clinical-stage cell therapy company with a limited operating history upon which you can evaluate our business and prospects. None of our current product candidates are approved for commercial sale and we have not generated any revenue from such product candidates. To date, we have devoted substantially all of our resources and efforts to organizing and staffing our company, business planning, executing partnerships, raising capital, discovering, identifying and developing potential product candidates, securing related intellectual property rights and conducting and planning preclinical studies and clinical trials of our product candidates. In relation to our current product candidates, we have not yet demonstrated our ability to successfully complete any Phase 3 clinical trials, obtain marketing approvals, manufacture a commercial-scale product or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. As a result, it may be more difficult for you to accurately predict our future success or viability than it could be if we had a longer operating history.

In addition, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors and risks frequently experienced by clinical-stage biopharmaceutical companies in rapidly evolving fields. We also may need to transition from a company with a research focus to a company capable of supporting commercial activities. If we do not adequately address these risks and difficulties or successfully make such a transition, our business will suffer.

The regulatory approval processes of the FDA, the EMA and other comparable foreign regulatory authorities are lengthy, time consuming and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for our product candidates, we will be unable to generate product revenue and our business will be substantially harmed.

We are not permitted to commercialize, market, promote or sell any product candidate in the United States without obtaining marketing approval from the FDA. Foreign regulatory authorities impose similar requirements. The time required to obtain approval by the FDA, the EMA and other comparable foreign regulatory authorities is unpredictable, typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the type, complexity and novelty of the product candidates involved. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate's clinical development and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other data. Even if we eventually complete clinical testing and receive approval of any regulatory filing for our product candidates, the FDA, the EMA and other comparable foreign regulatory authorities may approve our product candidates for a more limited indication or a narrower patient population than we originally requested. We have not submitted for, or obtained, regulatory approval for any product candidate, and it is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval.

Further, development of our product candidates and/or regulatory approval may be delayed for reasons beyond our control. For example, a U.S. federal government shutdown or budget sequestration, such as ones that occurred during 2013, 2018 and 2019, may result in significant reductions to the FDA's budget, employees and operations, which may lead to slower response times and longer review periods, potentially affecting our ability to progress development of our product candidates or obtain regulatory approval for our product candidates.

The outcome of preclinical studies or early clinical trials may not be predictive of the success of later clinical trials, and the results of our clinical trials may not satisfy the requirements of the FDA, the EMA or other comparable foreign regulatory authorities.

Although we have seen positive results in preclinical studies and clinical trials, positive results from preclinical studies and early clinical trials does not mean that future clinical trials will be successful. Failure can occur at any time during the clinical trial process. We do not know whether any of our product candidates will perform in current or future clinical trials as they have performed in preclinical studies and early clinical trials. Product candidates in later-stage clinical trials may fail to demonstrate sufficient safety and efficacy to the satisfaction of the FDA, the EMA and other comparable foreign regulatory authorities despite having progressed through preclinical studies and early-stage clinical trials.

Our current or future product candidates may cause adverse events, toxicities or other undesirable side effects when used alone or in combination with other approved products or investigational new drugs that may result in a safety profile that could inhibit regulatory approval, prevent market acceptance, limit their commercial potential or result in significant negative consequences.

As is the case with pharmaceuticals generally, it is likely that there may be side effects and adverse events associated with our product candidates' use. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, the EMA or comparable foreign regulatory authorities. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

Even if approved, our product candidates may not achieve adequate market acceptance among physicians, patients, healthcare payors and others in the medical community necessary for commercial success.

Even if our product candidates receive regulatory approval, they may not gain adequate market acceptance among physicians, patients, healthcare payors and others in the medical community. The degree of market acceptance of any of our approved product candidates will depend on a number of factors, including:

- the efficacy and safety profile as demonstrated in clinical trials compared to alternative treatments;
- the timing of market introduction of the product candidate as well as competitive products;
- the clinical indications for which the product candidate is approved;
- restrictions on the use of our product candidates, such as boxed warnings or contraindications in labeling, or a REMS, if any, which may not be required of alternative treatments and competitor products;
- the potential and perceived advantages of product candidates over alternative treatments;
- the cost of treatment in relation to alternative treatments;
- the availability of coverage and adequate reimbursement, as well as pricing, by third-party payors, including government authorities;
- relative convenience and ease of administration;
- the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;
- the effectiveness of sales and marketing efforts;
- unfavorable publicity relating to our products or product candidates or similar approved products or product candidates in development by third parties; and
- the approval of other new therapies for the same indications.

If any of our product candidates is approved but does not achieve an adequate level of acceptance by physicians, hospitals, healthcare payors and patients, we may not generate or derive sufficient revenue from that product candidate and our financial results could be negatively impacted.

Because cell therapy is novel and the regulatory landscape that governs any cell therapy product candidates we may develop is rigorous, complex, uncertain and subject to change, we cannot predict the time and cost of obtaining regulatory approval, if we receive it at all, for any product candidates we may develop. At the moment, only a small number of cell therapy products have been approved in the United States and the European Union.

The regulatory requirements that will govern any novel cell therapy product candidates we develop are not entirely clear and are subject to change. Within the broader genetic medicine field, very few therapeutic products have received marketing authorization from the FDA or the EMA. Even with respect to more established products that fit into the categories of gene therapies or cell therapies, the regulatory landscape is still developing. Regulatory requirements governing cell therapy products and cell therapy products have changed frequently and will likely continue to change in the future. Moreover, there is substantial overlap in those responsible for regulation of existing cell therapy products. For example, in the United States, the FDA has established the Office of Tissues and Advanced Therapies within its Center for Biologics Evaluation and Research, or CBER, to consolidate the review of cell therapy and related products. Although the FDA has approved other cell-based therapies, there is no assurance that these previous approvals will affect the FDA's review of our product candidates.

Our cell therapy product candidates will need to meet safety and efficacy standards applicable to any new biologic under the regulatory framework administered by the FDA. In addition to FDA oversight and oversight by institutional review boards, or IRBs, under guidelines promulgated by the National Institutes of Health, or NIH, cell therapy clinical trials are also subject to review and oversight by an institutional biosafety committee, or IBC, a local institutional committee that reviews and oversees research utilizing recombinant or synthetic nucleic acid molecules at that institution. The IBC assesses the safety of the research and identifies any potential risk to public health or the environment. While the NIH guidelines are not mandatory unless the research in question is being conducted at or sponsored by institutions receiving NIH funding of recombinant or synthetic nucleic acid molecule research, many companies and other institutions not otherwise subject to the NIH Guidelines voluntarily follow them. Although the FDA decides whether individual cell therapy protocols may proceed, the review process and determinations of other reviewing bodies can impede or delay the initiation of a clinical trial, even if the FDA has reviewed the trial and approved its initiation.

The same applies in the European Union. The EMA's Committee for Advanced Therapies, or CAT, is responsible for assessing the quality, safety, and efficacy of advanced-therapy medicinal products. Advanced-therapy medicinal products include cell therapy medicines, somatic-cell therapy medicines and tissue-engineered medicines. The role of the CAT is to prepare a draft opinion on an application for marketing authorization for a cell therapy medicinal candidate that is submitted to the EMA. In the European Union, the development and evaluation of a cell therapy product must be considered in the context of the relevant EU guidelines. The EMA may issue new guidelines concerning the development and marketing authorization for cell therapy products and require that we comply with these new guidelines. As a result, the procedures and standards applied to cell therapy products may be applied to any cell therapy product candidate we may develop, but that remains uncertain at this point.

Adverse developments in preclinical studies or clinical trials conducted by others in the field of cell therapy and cell regulation products may cause the FDA, the EMA, and other regulatory bodies to revise the requirements for approval of any product candidates we may develop or limit the use of products utilizing cell therapy technologies, either of which could harm our business. In addition, the clinical trial requirements of the FDA, the EMA, and other regulatory authorities and the criteria these regulators use to determine the safety and efficacy of a product candidate vary substantially according to the type, complexity, novelty, and intended use and market of the potential products. The regulatory approval process for product candidates such as ours can be more expensive and take longer than for other, better known, or more extensively studied pharmaceutical or other product candidates. Further, as we are developing novel potential treatments for diseases in which, in some cases, there is little clinical experience with potential new endpoints and methodologies, there is heightened risk that the FDA, the EMA or other regulatory bodies may not consider the clinical trial endpoints to provide clinically meaningful results, and the resulting clinical data and results may be more difficult to analyze. In addition, we may not be able to identify or develop appropriate animal disease models to enable or support planned clinical development. Any natural history studies that we may conduct or rely upon in our clinical development may not be accepted by the FDA, the EMA or other regulatory authorities. Regulatory agencies administering existing or future regulations or legislation may not allow production and marketing of products utilizing cell therapy technology in a timely manner or under technically or commercially feasible conditions. In addition, regulatory action or private litigation could result in expenses, delays, or other impediments to our research programs or the commercialization of resulting products. Further, approvals by one regulatory agency may not be indicative of what other regulatory agencies may require for approval.

The regulatory review committees and advisory groups described above and the new guidelines they promulgate may lengthen the regulatory review process, require us to perform additional preclinical studies or clinical trials, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of these treatment candidates, or lead to significant post-approval limitations or restrictions. As we advance our research programs and develop future product candidates, we will be required to consult with these regulatory and advisory groups and to comply with applicable guidelines. If we fail to do so, we may be required to delay or discontinue development of any product candidates we identify and develop. These additional processes may result in a review and approval process that is longer than we otherwise would have expected. Delays as a result of an increased or lengthier regulatory approval process or further restrictions on the development of our product candidates can be costly and could negatively impact our ability to complete clinical trials and commercialize our current and future product candidates in a timely manner, if at all.

We intend to identify and develop novel cell therapy product candidates, which makes it difficult to predict the time, cost and potential success of product candidate development.

Our strategy is to identify, develop and commercialize cell therapy product candidates using our proprietary fibroblast technology, which involves collecting skin biopsies from donor patients, isolating cells and expanding them in culture. Our future success depends on the successful development of these novel therapeutic approaches. To date, only a few clinical trials involving fibroblasts have been completed in comparison with more conventional forms of therapy.

Our long-term prospects depend in part upon discovering, developing and commercializing additional product candidates, which may fail in development or suffer delays that adversely affect their commercial viability.

Our future operating results are dependent on our ability to successfully discover, develop, obtain regulatory approval for and commercialize product candidates beyond those we currently have in clinical development. A product candidate can unexpectedly fail at any stage of preclinical or clinical development. The historical failure rate for product candidates is high due to risks relating to safety, efficacy, clinical execution, changing standards of medical care and other unpredictable variables. The results from preclinical studies or early clinical trials of a product candidate may not be predictive of the results that will be obtained in later stage clinical trials of the product candidate.

We have never commercialized a fibroblast cell-based therapy product candidate before and may lack the necessary expertise, personnel and resources to successfully commercialize any products on our own or together with suitable collaborators.

We have never commercialized a fibroblast cell-based therapy product candidate, and we currently have no sales force, marketing or distribution capabilities. To achieve commercial success for our current product candidates, which we may license to others, we will rely on the assistance and guidance of those collaborators. For product candidates for which we retain commercialization rights, we will have to develop our own sales, marketing and supply organization or outsource these activities to a third party.

We face significant competition, and if our competitors develop and market technologies or products more rapidly than we do or that are more effective, safer or less expensive than the product candidates we develop, our commercial opportunities will be negatively impacted.

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary and novel products and product candidates. Our competitors have developed, are developing or may develop products, product candidates and processes competitive with our product candidates. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future. We believe that a significant number of products are currently under development, and may become commercially available in the future, for the treatment of conditions for which we may attempt to develop product candidates. In addition, our products may need to compete with off-label drugs used by physicians to treat the indications for which we seek approval. This may make it difficult for us to replace existing therapies with our products.

Many current and potential competitors have significantly greater financial, manufacturing, marketing, drug development, technical and human resources and commercial expertise than we do. Large pharmaceutical and biotechnology companies, in particular, have extensive experience in clinical testing, obtaining regulatory approvals, recruiting patients and manufacturing biotechnology products. These companies also have significantly greater research and marketing capabilities than we do and may also have products that have been approved or are in late stages of development, and collaborative arrangements in our target markets with leading companies and research institutions. Established pharmaceutical and biotechnology companies may also invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make the product candidates that we develop obsolete. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies, as well as in acquiring technologies complementary to, or necessary for, our programs. As a result, our competitors may succeed in obtaining approval from the FDA, the EMA or other comparable foreign regulatory authorities or in discovering, developing and commercializing products in our field before we do.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe effects, are more convenient, have a broader label, are marketed more effectively, are reimbursed or are less expensive than any products that we may develop. Our competitors also may obtain marketing approval from the FDA, the EMA or other comparable foreign regulatory authorities for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. Even if the product candidates we develop achieve marketing approval, they may be priced at a significant premium over competitive products if any have been approved by then, resulting in reduced competitiveness. Technological advances or products developed by our competitors may render our technologies or product candidates obsolete, less competitive or not economical. If we are unable to compete effectively, our opportunity to generate revenue from the sale of our products we may develop, if approved, could be adversely affected.

We rely, and expect to continue to rely, on third parties, including independent clinical investigators and CROs, to conduct certain aspects of our preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties, comply with applicable regulatory requirements or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be adversely harmed.

We have relied upon and plan to continue to rely upon third parties, including independent clinical investigators and third-party CROs, to conduct certain aspects of our preclinical studies and clinical trials and to monitor and manage data for our ongoing preclinical and clinical programs. We rely on these parties for execution of our preclinical studies and clinical trials, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies and trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and our reliance on these third parties does not relieve us of our regulatory responsibilities. We, our third-party contractors and CROs are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for all of our product candidates in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of these third parties or our CROs fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, the EMA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP regulations. In addition, our clinical trials must be conducted with products manufactured under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process. Moreover, our business may be adversely affected if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

Further, there is no guarantee that any such CROs, investigators or other third parties on which we rely will devote adequate time and resources to our development activities or perform as contractually required. These risks are heightened as a result of the efforts of government agencies and the CROs themselves to limit the spread of COVID-19, including quarantines and shelter-in-place orders. These third parties may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other product development activities, which could affect their performance on our behalf. If independent investigators or CROs fail to devote sufficient resources to the development of our product candidates, or if CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. Consequently, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenues could be delayed or halted entirely.

Our CROs have the right to terminate their agreements with us in the event of an uncured material breach. In addition, some of our CROs have an ability to terminate their respective agreements with us if it can be reasonably demonstrated that the safety of the subjects participating in our clinical trials warrants such termination, if we make a general assignment for the benefit of our creditors or if we are liquidated.

If any of our relationships with these third-party CROs terminate, we may not be able to enter into arrangements with alternative CROs or to do so on commercially reasonable terms. Switching or adding additional CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Additionally, CROs may lack the capacity to absorb higher workloads or take on additional capacity to support our needs. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

In the future we may enter into collaborations with third parties for the development and commercialization of product candidates. If those collaborations are not successful, we may not be able to capitalize on the market potential of these product candidates.

We may in the future seek third-party collaborators for the development and commercialization of one or more of our product candidates. Our likely collaborators for any future collaboration arrangements include large and mid-size pharmaceutical companies, regional and national pharmaceutical companies, and biotechnology companies. We have, and will likely have, limited control over the amount and timing of resources that our collaborators dedicate to the development or commercialization of our product candidates. Our ability to generate revenues from these arrangements will depend on our collaborators' abilities and efforts to successfully perform the functions assigned to them in these arrangements.

Our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, suppliers and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have an adverse effect on our results of operations.

We are exposed to the risk that our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, suppliers and vendors may engage in misconduct or other improper activities. Misconduct by these parties could include failures to comply with FDA regulations, provide accurate information to the FDA, comply with federal and state health care fraud and abuse laws and regulations, accurately report financial information or data or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the health care industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Misconduct by these parties could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter misconduct by these parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings and the curtailment or restructuring of our operations.

We currently manufacture our product candidates for preclinical studies and clinical trials in-house, and expect to continue to do so for commercialization. The manufacture of drugs, especially our cell therapy product candidates, is complex and we may encounter difficulties in production.

Manufacturing drugs, especially in large quantities, is complex and may require the use of innovative technologies. Moreover, the manufacturing of our cell therapy product candidates is complex and novel and has not yet been validated for commercial production. Each lot of an approved drug product must undergo thorough testing for identity, strength, quality, purity and potency. Manufacturing drugs requires facilities specifically designed for and validated for this purpose, and sophisticated quality assurance and quality control procedures are necessary. Slight deviations anywhere in the manufacturing process, including filling, labeling, packaging, storage and shipping and quality control and testing, may result in lot failures, product recalls or spoilage. When changes are made to the manufacturing process, we may be required to provide preclinical and clinical data showing the comparable identity, strength, quality, purity or potency of the products before and after such changes. If microbial, viral or other contaminations are discovered at our facilities or the facilities of a potential future manufacturer, such facilities may need to be closed for an extended period of time to investigate and remedy the contamination, which could delay clinical trials and adversely harm our business. The use of biologically derived ingredients can also lead to allegations of harm, including infections or allergic reactions, or closure of product facilities due to possible contamination. If we or our potential future manufacturers are unable to produce sufficient quantities for clinical trials or for commercialization as a result of these challenges, or otherwise, our development and commercialization efforts would be impaired, which would have an adverse effect on our business, financial condition, results of operations and growth prospects.

We rely on third parties for certain portions of the manufacturing process, and may in the future rely in third party manufacturers for our product candidates, and this increases the risk related to the timely and sufficient production of our product candidates.

We do not have complete control over all aspects of the manufacturing process of, and are dependent on, our contract manufacturing partners for compliance with cGMP regulations for manufacturing our cell therapy product candidates. Third-party manufacturers may not be able to comply with cGMP regulations or similar regulatory requirements outside of the United States. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA, the EMA or others, they will not be able to secure and/or maintain marketing approval for their manufacturing facilities. In addition, we do not have control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA, the EMA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain marketing approval for or market our product candidates, if approved. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or drugs, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidates or drugs and harm our business and results of operations. Furthermore, the raw materials for our product candidates may be sourced, in some cases, from a single-source supplier. If we were to experience an unexpected loss of supply of any of our product candidates or any of our future product candidates for any reason, whether as a result of manufacturing, supply or storage issues or otherwise, we could experience delays, disruptions, suspensions or terminations of, or be required to restart or repeat, any pending or ongoing clinical trials.

In the future, we may rely on third-party manufacturers for the production of our product candidates for use in development and commercialization under the guidance of members of our organization. In the event that we or our any of our potential future third-party manufacturers fail to comply with such requirements or to perform with certain requirements in relation to quality, timing or otherwise, or if our supply of components or other materials becomes limited or interrupted for other reasons, we may be forced to enter into an agreement with another third-party, which we may not be able to do on commercially reasonable terms, if at all. In particular, any replacement of our facility or future third-party manufacturers could require significant effort and expertise because there may be a limited number of qualified replacements. In some cases, the technical skills or technology required to manufacture our product candidates may be unique or proprietary to us or the third-party manufacturer and we may have difficulty transferring such skills or technology to another third-party and a feasible alternative may not exist. In addition, certain of our product candidates and our own proprietary methods have never been produced or implemented outside of our company, and we may therefore experience delays to our development programs if we attempt to establish new third-party manufacturing arrangements for these product candidates or methods. These factors would increase our reliance on such manufacturer or require us to obtain a license from such manufacturer in order to have another third-party manufacture our product candidates. If we are required to or voluntarily stop manufacturing our product candidates for any reason, we will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines and that the product produced is equivalent to that produced in our facility. The delays associated with the verification of a new manufacturer and equivalent product could negatively affect our ability to develop product candidates in a timely manner or within budget.

Our business entails a significant risk of product liability and if we are unable to obtain sufficient insurance coverage such inability could have an adverse effect on our business and financial condition.

Our business exposes us to significant product liability risks inherent in the development, testing, manufacturing and marketing of therapeutic treatments. Product liability claims could delay or prevent completion of our development programs. If we succeed in marketing products, such claims could result in an FDA, EMA or other regulatory authority investigation of the safety and effectiveness of our products, our manufacturing processes and facilities or our marketing programs. FDA, EMA or other regulatory authority investigations could potentially lead to a recall of our products or more serious enforcement action, limitations on the approved indications for which they may be used or suspension or withdrawal of approvals. Regardless of the merits or eventual outcome, liability claims may also result in decreased demand for our products, injury to our reputation, costs to defend the related litigation, a diversion of management's time and our resources and substantial monetary awards to trial participants or patients. We currently have product liability insurance that we believe is appropriate for our stage of development and may need to obtain higher levels prior to marketing any of our product candidates, if approved. Any insurance we have or may obtain may not provide sufficient coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, we may be unable to obtain sufficient insurance at a reasonable cost to protect us against losses caused by product liability claims that could have an adverse effect on our business and financial condition.

We face potential liability related to the privacy of health information we obtain from clinical trials sponsored by us.

Most healthcare providers, including research institutions from which we obtain patient health information, are subject to privacy and security regulations promulgated under HIPAA, as amended by the HITECH. We are not currently classified as a covered entity or business associate under HIPAA and thus are not directly subject to its requirements or penalties. However, any person may be prosecuted under HIPAA's criminal provisions either directly or under aiding-and-abetting or conspiracy principles. Consequently, depending on the facts and circumstances, we could face substantial criminal penalties if we knowingly receive individually identifiable health information from a HIPAA-covered healthcare provider or research institution that has not satisfied HIPAA's requirements for disclosure of individually identifiable health information. In addition, we may maintain sensitive personally identifiable information, including health information, that we receive throughout the clinical trial process, in the course of our research collaborations, and directly from individuals (or their healthcare providers) who enroll in our patient assistance programs. As such, we may be subject to state laws requiring notification of affected individuals and state regulators in the event of a breach of personal information, which is a broader class of information than the health information protected by HIPAA.

Furthermore, certain health privacy laws, data breach notification laws, consumer protection laws and genetic testing laws may apply directly to our operations and/or those of our collaborators and may impose restrictions on our collection, use and dissemination of individuals' health information. Patients about whom we or our collaborators obtain health information, as well as the providers who share this information with us, may have statutory or contractual rights that limit our ability to use and disclose the information. We may be required to expend significant capital and other resources to ensure ongoing compliance with applicable privacy and data security laws. Claims that we have violated individuals' privacy rights or breached our contractual obligations, even if we are not found liable, could be expensive and time consuming to defend and could result in adverse publicity that could harm our business.

If we or third-party CMOs, CROs or other contractors or consultants fail to comply with applicable federal, state or local regulatory requirements, we could be subject to a range of regulatory actions that could affect our or our contractors' ability to develop and commercialize our product candidates and could harm or prevent sales of any affected products that we are able to commercialize, or could substantially increase the costs and expenses of developing, commercializing and marketing our products. Any threatened or actual government enforcement action could also generate adverse publicity and require that we devote substantial resources that could otherwise be used in other aspects of our business. Increasing use of social media could give rise to liability, breaches of data security or reputational damage.

Our success depends on our ability to protect our intellectual property and our proprietary technologies.

Our commercial success depends in part on our ability to obtain and maintain patent protection and trade secret protection for our product candidates, proprietary technologies and their uses to operate without infringing the proprietary rights of others. If we or our licensors are unable to protect our intellectual property rights or if our intellectual property rights are inadequate for our technology or our product candidates, our competitive position could be harmed. We and our licensors generally seek to protect our proprietary position by filing patent applications in the United States and abroad related to our product candidates, proprietary technologies and their uses that are important to our business. Our in-licensed patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless, and until, patents issue from such applications, and then only to the extent the issued claims cover the technology. There can be no assurance that our in-licensed patent applications will result in patents being issued or that issued patents will afford sufficient protection against competitors with similar technology, nor can there be any assurance that the patents if issued will not be infringed, designed around, invalidated or rendered unenforceable by third parties. Even issued patents may later be found invalid or unenforceable or may be modified or revoked in proceedings instituted by third parties before various patent offices or in courts. The degree of future protection for our and our licensors' proprietary rights is uncertain. Only limited protection may be available and may not adequately protect our or our licensors' rights or permit us or our licensors to gain or keep any competitive advantage. These uncertainties and/or limitations in our and our licensors' ability to properly protect the intellectual property rights relating to our product candidates could have a material adverse effect on our financial condition and results of operations.

Our commercial success depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties. Claims by third parties that we infringe their proprietary rights may result in liability for damages or prevent or delay our developmental and commercialization efforts.

Our commercial success depends in part on avoiding infringement of the patents and proprietary rights of third parties. However, our research, development and commercialization activities may be subject to claims that we infringe or otherwise violate patents or other intellectual property rights owned or controlled by third parties. Other entities may have or obtain patents or proprietary rights that could limit our ability to make, use, sell, offer for sale or import our product candidates and products that may be approved in the future, or impair our competitive position. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biopharmaceutical industry, including patent infringement lawsuits, oppositions, reexaminations, IPR proceedings and PGR proceedings before the USPTO and/or foreign patent offices. Numerous third-party U.S. and foreign issued patents and pending patent applications exist in the fields in which we are developing product candidates. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates.

Our success is highly dependent on our ability to attract and retain highly skilled executive officers and employees.

To succeed, we must recruit, retain, manage and motivate qualified clinical, scientific, technical and management personnel, and we face significant competition for experienced personnel. We are highly dependent on the principal members of our management and scientific and medical staff. If we do not succeed in attracting and retaining qualified personnel, particularly at the management level, it could adversely affect our ability to execute our business plan and harm our operating results. In particular, the loss of one or more of our executive officers could be detrimental to us if we cannot recruit suitable replacements in a timely manner. The competition for qualified personnel in the biotechnology field is intense and as a result, we may be unable to continue to attract and retain qualified personnel necessary for the future success of our business. We could in the future have difficulty attracting experienced personnel to our company and may be required to expend significant financial resources in our employee recruitment and retention efforts.

Many of the other biotechnology companies that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. They also may provide more diverse opportunities and better prospects for career advancement. Some of these characteristics may be more appealing to high-quality candidates than what we have to offer. If we are unable to continue to attract and retain high-quality personnel, the rate and success at which we can discover, develop and commercialize our product candidates will be limited and the potential for successfully growing our business will be harmed.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds from prior offerings, and we may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights

The Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights to dictate how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Convertible Note Debt

The Company anticipates that holders of any outstanding convertible debt will elect to convert to equity or extend the maturity for another year rather than repayment at maturity. If any holders of the 2022 convertible notes do not elect conversion or extension at maturity, the Company will have to repay the principal and interest at maturity and the intended Use of Proceeds will have to be modified accordingly.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our audited financial statements and related notes in Appendix A. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Form C-AR.

Overview

FibroBiologics is a pre-revenue clinical stage cell therapy company. The Company has 150+ patents issued/pending and its operations are focused on researching and developing innovative treatments for chronic diseases using fibroblast cells. The Company's primary focus is the initiation and progression of preclinical studies and clinical-stage FDA trials related to fibroblast treatments for Degenerative Disc Disease, Multiple Sclerosis, Cancer, and Wound Healing and extension of life applications.

Results of Operations

The Company incurred total operating expenses of approximately $4.5 million in 2022, compared with approximately $1.6 million in 2021. This increase in operating expenses was driven by additional administrative staffing and infrastructure costs to raise capital and to prepare the company to become a public entity, and by increased research staff, lab, and lab supplies to support the Company's research and development efforts.

Liquidity and Capital Resources

As of December 31, 2022, the Company had approximately $2.2 million in cash. Subsequent to year end the Company completed its $5.0 million Regulation CF offering, which was fully subscribed, and has raised an additional nearly $10.5 million in private placements completed after the Reg CF offering. The Company plans to continue to raise capital to support its operations and will require additional capital to conduct clinical trials for any of its product candidates that progress to that stage of development.

Debt

As of December 31, 2022, the Company had approximately $5.9 million in convertible debt, including accrued interest. Subsequent to year end, $5.3 million of principal value of convertible notes, plus the accrued interest thereon, has been converted into shares of Series B Preferred Stock.

Plan of Operations

The Company has received IND clearance from the FDA, conditional upon approval of our master cell bank, to run a Phase 1/2 study for patients suffering from degenerative disc disease and will be completing this study within the United States. Our next steps include:

- building cell manufacturing processes and facilities and obtaining approval for a master cell bank,
- applying for 510K approval in a topical wound healing application,
- completing a Phase 1/2 clinical study in the United States for degenerative disc disease,
- identifying the mode of action for fibroblasts in treating multiple sclerosis and filing an IND for a Phase 2 clinical study, and

- initiating pre-clinical research studies in cancer and extension of life applications.

These activities will be completed over the next 1-3 years, contingent upon adequate funding. We will seek strategic partnerships at any point along the development path, but particularly as we complete Phase 2 clinical studies and prepare for Phase 3 clinical trials. The operating budget for 2023 includes cash expenditures of nearly $6.0 million, so the Company has more than 12 months of liquidity.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

Board of Directors

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Peter O'Heeron	CEO/Founder/Chairman of the Board	Founder/CEO, FibroBiologics, Inc. (April 2021 – present); typical CEO responsibilities Founder/CEO, FibroGenesis (January 2008 – April 2021); typical CEO responsibilities
Robert Hoffman	Director Board member since April 2021	President CEO and Chairman of the Board, Kintara Therapeutics (November 2021 – present); responsible for the overall direction of the company CFO, Heron Therapeutics (April 2017 – November 2020); responsible for finance and administration
Victoria Niklas	Director Board member since April 2021	Chief Medical Officer, Oak Hill Bio (January 2022 – present); typical duties of a chief medical officer at a biotech company Visiting Professor of Clinical Pediatrics, David Geffen School of Medicine (February 2020 – present); global program leader for plasma derived therapies unit and rare genetics and hematology therapeutic unit Senior Director/Vice President, Global Program Leader, Takeda Pharmaceuticals (February 2020 – January 2022); global program leader for plasma derived therapies unit and rare genetics and hematology therapeutic unit Vice President, Innovation and Medical Communication and Chief Medical and Scientific Officer, Prolacta Bioscience (January 2016 – March 2020); typical duties for a vice president of innovation and medical communication and for chief medical and scientific officer at biotech company
Stacy Coen	Director Board member since July 2021	SVP, Chief business office, Immunogen (June 2020 – present); member of the executive team and responsible for: corporate strategy, business development, alliance management, program management, competitive intelligence and corporate planning. VP, Business Development, Editas Medicine (November 2017 – May 2020); responsible for business development and alliance
Richard Cilento Jr.	Director Board member since April 2021	Chairman and CEO, GlycosBio, Inc. (December 2009 – present); typical duties of a CEO

Matthew Link	Director Board member since January 2021	Managing Partner, Orion Healthcare Advisers, LLC (February 2021 – present); healthcare advisory and consulting services President, NuVasive, Inc. (May 2006 – December 2020); general manager of three core business units
Peter O'Heeron	Founder/CEO Chairman of the Board	Founder/CEO, FibroBiologics, Inc. (April 2021 – present); typical CEO responsibilities Founder/CEO, FibroGenesis (January 2008 – April 2021); typical CEO responsibilities

Officers and Executive Leadership Team

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Peter O'Heeron	CEO/Founder/Chairman of the Board	Founder/CEO, FibroBiologics, Inc. (April 2021 – present); typical CEO responsibilities Founder/CEO, FibroGenesis (January 2008 – April 2021); typical CEO responsibilities	Executive Management Certification in Mergers and Acquisition, University of Chicago Master's in Healthcare Administration, University of Houston Clear Lake Bachelor's in Healthcare Administration, Texas State University
Mark Andersen	CFO	CFO, FibroBiologics, Inc. (May 2022 – present); typical CFO responsibilities CFO and VP Administration, Indiana Biosciences Research Institute (May 2016 – May 2022); typical CFO responsibilities	MBA, University of Michigan Ross School of Business Master of Accountancy and Bachelor of Science in Accounting, Southern Utah University
Hamid Khoja	CSO	CSO, FibroBiologics, Inc. (August 2021 – present); lead the Company's scientific research and development efforts Principal Scientist, Covaris (March 2009 – August 2021); prepared strategic proposals,	Ph.D., Molecular Biology, Boston University Bachelor of Science, Molecular Biology, University of Southern California

		managed collaborations for product and applications development, assessed new technologies, and presented at scientific conferences.	

Indemnification

The Company has agreed to indemnify its directors, officers and employees acting in their professional capacity on behalf of the Company to the fullest extent allowed by Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person.

Employees

The Company currently has seven employees. The Company also utilizes independent contractors and advisors.

RELATED PARTY TRANSACTIONS AND CONFLICTS OF INTEREST

Related Party Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. The following related party transactions have occurred since the beginning of the Company's last fiscal year:

- **Name of Entity:** SpinalCyte, LLC
  Names of 20% owners: Pete O'Heeron
  Relationship to Company: 20%+ Owner
  Nature/ amount of interest in the transaction: SpinalCyte, LLC, transferred to FibroBiologics certain intellectual property in exchange for equity as part of FibroBiologics' formation and initially owned 100% of FibroBiologics.
  Material Terms: FibroBiologics issued 35,000,000 Series "A" Preferred Stock shares to SpinalCyte, LLC, which were tendered pursuant to the formation of FibroBiologics in exchange for the contribution of certain in-process research and development and patent assets through Patent Assignment and Intellectual Property Cross-License Agreements. The Patent Assignment Agreement transferred the right, title and interest in and to certain patents from SpinalCyte, LLC to FibroBiologics for further development and commercialization. The Intellectual Property Cross-License Agreement grants to FibroBiologics exclusive rights to patents owned by SpinalCyte, LLC, in a limited field of use, which includes the diagnosis, treatment, prevention and palliation of a) spinal diseases, disorders, or conditions, b) cancer, c) orthopedics diseases, disorders or conditions, and d) multiple sclerosis. The Intellectual Property Cross-License Agreement also grants to SpinalCyte, LLC, exclusive rights to patents transferred to FibroBiologics, in a limited field of use, which includes all fields of use other than the diagnosis, treatment, prevention and palliation of a) spinal diseases, disorders, or conditions, b) cancer, c) orthopedics diseases, disorders or conditions, and d) multiple sclerosis.

- **Name of Entity:** SpinalCyte, LLC
  Names of 20% owners: Pete O'Heeron
  Relationship to Company: 20%+ Owner
  Nature/ amount of interest in the transaction: FibroBiologics loaned $300,000 to SpinalCyte, LLC during 2022.
  Material Terms: In July 2022, the Company loaned $300,000 to the Parent on a one-year note bearing no interest.

- **Name of Entity:** SpinalCyte, LLC
  Names of 20% owners: Pete O'Heeron
  Relationship to Company: 20%+ Owner
  Nature/ amount of interest in the transaction: FibroBiologics issued 112,717,658 shares of non-voting common stock to SpinalCyte, which in turn distributed the shares to its members, during 2022.
  Material Terms: This issuance of non-voting common stock was accounted for as a stock split and no proceeds were received by the Company. Upon closing of an IPO, each share of Non-voting Common Stock shall convert into one share of Common Stock.

- **Name of Entity:** SpinalCyte, LLC
  Names of 20% owners: Pete O'Heeron
  Relationship to Company: 20%+ Owner
  Nature/ amount of interest in the transaction: SpinalCyte, LLC will exchange its Series "A" Preferred Stock in FibroBiologics, which is solely held by SpinalCyte, LLC, with $35 million liquidation preference and a five-year right of first negotiation to SpinalCyte, LLC's technology for 15% of the gross proceeds from any equity raised by FibroBiologics prior to an IPO, Direct Listing, or Sale of the Company.
  Material Terms: In exchange for SpinalCyte, LLC's agreement to amend the certificate of incorporation to a) eliminate upon IPO, Direct Listing, or Sale of the Company the Series "A" Preferred Stock $35 million liquidation preference, b) make the Series "B" Preferred Stock liquidation preference equal to Series "A" Preferred Stock, and c) to provide that upon IPO, Direct Listing, or Sale of the Company Series "A" Preferred Stock will be canceled for no consideration, FibroBiologics will agree, on the terms described in this Agreement, to provide to SpinalCyte, LLC 15% of the proceeds from any equity investments in FibroBiologics prior to an IPO, Direct Listing, or Sale of the Company. In addition, FibroBiologics will receive a five-year right of first negotiation if SpinalCyte, LLC decides to license externally any of its technology. At the time of this report, $2,505,728 has been paid to SpinalCyte, LLC under this agreement.

Conflicts of Interest

Other than the related party transactions listed above, to the best of our knowledge, the Company has not engaged in any transactions or relationships that give rise to a conflict of interest with the Company, its operations or its security holders.

OUR SECURITIES

The Company has authorized Common Stock, Non-voting Common Stock, Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, Series B-1 Preferred Stock, December 2021 Convertible Notes, January 2022 Convertible Note, and April 2022 Convertible Notes.

Common Stock

Authorized: 40,000,000 shares

Voting Rights: Subject to the rights of the holders of Preferred Stock and except as otherwise provided by applicable law, the holders of outstanding shares of Common Stock shall have the right to vote for the election and removal of directors and for all other purposes.

Other Material Rights:

- Dividend rights. Holders of Common Stock have certain dividend rights.

- Liquidation rights. Holders of Common Stock have certain liquidation rights.

Non-voting Common Stock

Authorized: 250,000,000 shares

Voting Rights: There are no voting rights associated with Non-voting Common Stock.

Other Material Rights:

- Dividend rights. Holders of Non-voting Common Stock have certain dividend rights.

- Liquidation rights. Holders of Non-voting Common Stock have certain liquidation rights.
- Conversion. Upon closing of an IPO, each share of Non-voting Common Stock shall convert into one share of Common Stock.

Preferred Stock

Authorized: 80,000,000 shares

Designated: 75,000,000 shares

Undesignated: 5,000,000 shares

Additional shares of Preferred Stock may be issued from time to time in one or more series. The Board is hereby authorized to provide by resolution or resolutions from time to time for the issuance, out of the unissued shares of Preferred Stock, of one or more series of Preferred Stock, without stockholder approval, by filing a certificate pursuant to the applicable law of the State of Delaware (the "Preferred Stock Designation"), setting forth such resolution and, with respect to each such series, establishing the number of shares to be included in such series, and fixing the voting powers, full or limited, or nonvoting power of the shares of such series, and the designation, preferences and relative, participating, optional or other special rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof. The powers, designation, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations, and restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. The authority of the Board with respect to each series of Preferred Stock shall include, but not be limited to, the determination of the following:

- the designation of the series, which may be by distinguishing number, letter or title;
- the number of shares of the series, which number the Board may thereafter (except where otherwise provided in the Preferred Stock Designation) increase or decrease (but not below the number of shares thereof then outstanding);
- the amounts or rates at which dividends will be payable on, and the preferences, if any, of shares of the series in respect of dividends, and whether such dividends, if any, shall be cumulative or noncumulative;
- the dates on which dividends, if any, shall be payable;
- the redemption rights and price or prices, if any, for shares of the series;
- the terms and amount of any sinking fund, if any, provided for the purchase or redemption of shares of the series;
- the amounts payable on, and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation;
- whether the shares of the series shall be convertible into or exchangeable for, shares of any other class or series, or any other security, of the Corporation or any other corporation, and, if so, the specification of such other

class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made,

- restrictions on the issuance of shares of the same series or any other class or series,
- the voting rights, if any, of the holders of shares of the series generally or upon specified events, and
- any other powers, preferences and relative, participating, optional or other special rights of each series of Preferred Stock, and any qualifications, limitations or restrictions of such shares, all as may be determined from time to time by the Board and stated in the resolution or resolutions providing for the issuance of such Preferred Stock. Without limiting the generality of the foregoing, the resolutions providing for issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law.

Series A Preferred Stock

Authorized: 35,000,000 shares

Voting Rights:

Subject to the rights of the holders of other classes or series of Preferred Stock and except as otherwise provided by applicable law, the holders of Series A, Series B and Series B-1 Preferred Stock shall have the right to vote on any matter to be voted on by the stockholders of the Corporation, in each case, voting together as a single class with each share representing one vote.

Other Material Rights:

1. Ranking. The Series A Preferred Stock shall rank pari passu to the Series B and Series B-1 Preferred Stock, and senior to the Common Stock and Non-Voting Common Stock with respect to the payment of dividends and distributions and upon liquidation, dissolution, winding-up or otherwise. The Series A Preferred Stock shall rank pari passu to the Series B Preferred Stock and the Series B-1 Preferred Stock and prior to the Common Stock and Non-Voting Common Stock with respect to the payment of dividends and distributions and upon liquidation, dissolution, winding-up or otherwise.

2. Liquidation. Series A Preferred Stock has a $35 million liquidation preference.

3. Conversion. Series A Preferred shares shall convert to Common Stock under certain circumstances.

4. Transfer Restrictions and Co-Sale Rights: All shares of the Company are subject to certain transfer restrictions and Co-Sale rights.

5. Termination in event of IPO: The Series A Preferred Stock will be terminated in the event of an IPO/direct listing/sale of the company.

Series B Preferred Stock

Authorized: 20,000,000 shares

Voting Rights:

Subject to the rights of the holders of other classes or series of Preferred Stock and except as otherwise provided by applicable law, the holders of Series A, Series B and Series B-1 Preferred Stock shall have the right to vote on any matter to be voted on by the stockholders of the Corporation, in each case, voting together as a single class with each share representing one vote.

Other Material Rights:

1. <u>Ranking.</u> The Series A Preferred Stock shall rank pari passu to the Series B and Series B-1 Preferred Stock, and senior to the Common Stock and Non-Voting Common Stock with respect to the payment of dividends and distributions and upon liquidation, dissolution, winding-up or otherwise. The Series B Preferred Stock shall rank pari passu to the Series A Preferred Stock and the Series B-1 Preferred Stock and prior to the Common Stock and Non-Voting Common Stock with respect to the payment of dividends and distributions and upon liquidation, dissolution, winding-up or otherwise.

2. <u>Liquidation.</u> Series B Preferred Stock has certain liquidation preferences based upon the Series B Original Issue Price.

3. <u>Conversion.</u> Series B Preferred shares shall convert to Common Stock under certain circumstances.

4. <u>Transfer Restrictions and Co-Sale Rights</u>: All shares of the Company are subject to certain transfer restrictions and Co-Sale rights.

Series B-1 Preferred Stock

Authorized: 20,000,000 shares

Voting Rights:

Subject to the rights of the holders of other classes or series of Preferred Stock and except as otherwise provided by applicable law, the holders of Series A, Series B and Series B-1 Preferred Stock shall have the right to vote on any matter to be voted on by the stockholders of the Corporation, in each case, voting together as a single class with each share representing one vote.

Other Material Rights:

1. <u>Ranking.</u> The Series A Preferred Stock shall rank pari passu to the Series B and Series B-1 Preferred Stock, and senior to the Common Stock and Non-Voting Common Stock with respect to the payment of dividends and distributions and upon liquidation, dissolution, winding-up or otherwise. The Series B-1 Preferred Stock shall rank pari passu to the Series A Preferred Stock and the Series B Preferred Stock and prior to the Common Stock and Non-Voting Common Stock with respect to the payment of dividends and distributions and upon liquidation, dissolution, winding-up or otherwise.

2. <u>Liquidation.</u> Series B-1 Preferred Stock has certain liquidation preferences based upon the Series B-1 Original Issue Price.

3. <u>Conversion.</u> Series B Preferred shares shall convert to Common Stock under certain circumstances.

4. <u>Transfer Restrictions and Co-Sale Rights</u>: All shares of the Company are subject to certain transfer restrictions and Co-Sale rights.

December 2021 Convertible Notes

Principal: $1,300,000

Maturity: Matures upon IPO transaction

Interest rate: 6%

Discount rate: 0%

Valuation cap: $200,000,000

Conversion: Conversion triggered by Qualified Financing event – $10 million or more

Material rights:

1. All outstanding principal and accrued but unpaid interest on this Convertible Promissory Note (this "Note") shall be due and payable in full within 60 days of the Company's Initial Public Offering Closing (the "Maturity Date"), or such earlier time as provided in Section 3 and Section 5 hereof. If this Note is converted into stock, the Holder will be entitled to registration of shares derived fron1the conversion six months post-IPO closing.
2. All payments of interest and principal shall be in lawful money of the United States of America. All payments shall be applied first to accrued interest, and thereafter to principal.
3. In the event that the Company issues and sells shares of its capital stock ("Equity Securities") to investors (the "Investors") while this Note remains outstanding in an equity financing that results in the Company receiving new cash proceeds in an amount not less than $10,000,000 (excluding the conversion of the Note or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)) (a "Qualified Financing"), then the outstanding principal amount of this Note and any unpaid accrued interest thereon shall automatically convert in whole without any further action by the Holder into the Equity Securities sold in the Qualified Financing at a conversion price equal to a $200,000,000 pre-money valuation on a fully diluted basis immediately prior to the Qualified Financing such that the Equity Securities held by the Holder upon conversion will equal amount of Convertible Note/$200,000,000 (before adjusting for accrued interest) of the outstanding capital stock of the Company prior to the dilution for the Qualified Financing. The issuance of Equity Securities upon the conversion of this Note pursuant to this paragraph shall be upon, and subject to, the same terms and conditions applicable to the Equity Securities sold in the Qualified Financing.
4. Following the Maturity Date, unless this Note has been converted in accordance with the terms of Section 3 above or paid in full pursuant to Sections 5 or 6 below, then, upon the election of the Holder of the Convertible Note (the "fielder"), shall be entitled to:
   a. receive payment in cash in full of the outstanding principal amount of this Note, together will all accrued but unpaid interest thereon, within ten (10) business days after notice is provided to the Company; or
   b. extend the Maturity Date for a period of one (1) year.
5. If the Company consummates a Change of Control (as defined below) while this Note remains outstanding, the Company shall repay the Holder in cash the outstanding principal amount of this Note plus any accrued but unpaid accrued interest thereon. For purposes of this Note, a "Change of Control" means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger or reorganization continue to represent a majority of the voting power of the surviving entity immediately after such consolidation, merger or reorganization;(ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; provided that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled or converted or a combination thereof. For the avoidance of doubt, a distribution of the equity of the Company to the equity holders of the parent company of the Company shall not be a Change of Control. The Company shall give the Holder notice of a Change of Control not less than 10 days prior to the anticipated date of consummation of the Change of Control. Any repayment pursuant to this paragraph in connection with a Change of Control shall be subject to any required tax withholdings, and may be made by the

Company (or any party to such Change of Control or its agent) following the Change of Control in connection with payment procedures established in connection with such Change of Control.

6. If there shall be any Event of Default (as defined below) hereunder, at the option and upon the declaration of the Holder and upon written notice to the Company (which election and notice shall not be required in the case of an Event of Default under Section 9.(b) or 9(c)), this Note shall accelerate, and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an "Event of Default":

    a. The Company fails to pay any of the principal amount and accrued interest due under this Note, or any other Convertible Promissory Notes of the Company, when such payment is due pursuant to the terms of this Note;

    b. The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium la\v or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

    c. An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within ninety (90) days under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company.

January 2022 Convertible Note

Principal: $350,000

Maturity: January 2023

Interest rate: 6%

Discount rate: 15%

Valuation cap: $200,000,000

Conversion: Conversion triggered by Qualified Financing event – $10 million or more

Material rights:

1. All outstanding principal and accrued but unpaid interest on this Convertible Promissory Note (this "Note·) shall be due and payable in full within 60 days of the Company's Initial Public Offering Closing (the "Maturity Date"), or such earlier time as provided in Section 3 and Section 5 hereof. If this Note is converted into stock, the Holder will be entitled to registration of shares derived from the conversion six months post-IPO closing.

2. All payments of interest and principal shall be in lawful money of the United States of America. All payments shall be applied first to accrued interest, and thereafter to principal.

3. In the event that the Company issues and sells shares of its capital stock ("Equity Securities") to investors (the "Investors") while this Note remains outstanding in an equity financing that results in the Company receiving new cash proceeds in an amount not less than $10,000,000 (excluding the conversion of the Note or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)) (a "Qualified Financing"), then the outstanding principal amount of this Note may be converted at Holder's request in whole into the Equity Securities sold in the Qualified Financing at a conversion price equal to a15% discount to the financing round or a $200,000,000 pre-money valuation whichever is less on a fully diluted basis immediately prior to the Qualified Financing such that the Equity Securities held by the Holder upon conversion will equal amount of Convertible Note/$200,000,000 (before adjusting for accrued interest) of the outstanding capital stock of the

Company prior to the dilution for the Qualified Financing. The issuance of Equity Securities upon the conversion of this Note pursuant to this paragraph shall be upon, and subject to, the same terms and conditions applicable to the Equity Securities sold in the Qualified Financing.

4. Following the Maturity Date, unless this Note has been converted in accordance with the terms of Section 3 above or paid in full pursuant to Sections 5 or 6 below, then, upon the election of the Holder of the Convertible Note (the "Holder"), shall be entitled to:

   a. receive payment in cash in full of the outstanding principal amount of this Note, together with all accrued but unpaid interest thereon, within ten (10) business days after notice is provided to the Company; or

   b. extend the Maturity Date for a period of one (1) year.

5. If the Company consummates a Change of Control (as defined below) while this Note remains outstanding, the Company shall repay the Holder in cash the outstanding principal amount of this Note plus any accrued but unpaid accrued interest thereon. For purposes of this Note, a "Change of Control" means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger or reorganization continue to represent a majority of the voting power of the surviving entity immediately after such consolidation, merger or reorganization;(ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; provided that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled or converted or a combination thereof. For the avoidance of doubt, a distribution of the equity of the Company to the equity holders of the parent company of the Company shall not be a Change of Control. The Company shall give the Holder notice of a Change of Control not less than 10 days prior to the anticipated date of consummation of the Change of Control. Any repayment pursuant to this paragraph in connection with a Change of Control shall be subject to any required tax withholdings, and may be made by the Company (or any party to such Change of Control or its agent) following the Change of Control in connection with payment procedures established in connection with such Change of Control.

6. If there shall be any Event of Default (as defined below) hereunder, at the option and upon the declaration of the Holder and upon written notice to the Company (which election and notice shall not be required in the case of an Event of Default under Section 9.(b) or 9(c)), this Note shall accelerate, and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an "Event of Default":

   a. The Company fails to pay any of the principal amount and accrued interest due under this Note, or any other Convertible Promissory Notes of the Company, when such payment is due pursuant to the terms of this Note;

   b. The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium la\v or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

   c. An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within ninety (90) days under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company.

April 2022 Convertible Notes

Principal: $3,950,000

Maturity: April 2023

Interest rate: 6%

Discount rate: 15%

Valuation cap: $200,000,000

Conversion: Conversion triggered by Qualified Financing event – $10 million or more

Material rights:

1. All outstanding principal and accrued but unpaid interest on this Convertible Promissory Note (this "Note·) shall be due and payable in full within 60 days of the Company's Initial Public Offering Closing (the "Maturity Date"), or such earlier time as provided in Section 3 and Section 5 hereof. If this Note is converted into stock, the Holder will be entitled to registration of shares derived from the conversion six months post-IPO closing.

2. All payments of interest and principal shall be in lawful money of the United States of America. All payments shall be applied first to accrued interest, and thereafter to principal.

3. In the event that the Company issues and sells shares of its capital stock ("Equity Securities") to investors (the "Investors") while this Note remains outstanding in an equity financing that results in the Company receiving new cash proceeds in an amount not less than $10,000,000 (excluding the conversion of the Note or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)) (a "Qualified Financing"), then the outstanding principal amount of this Note may be converted at Holder's request in whole into the Equity Securities sold in the Qualified Financing at a conversion price equal to a15% discount to the financing round or a $200,000,000 pre-money valuation whichever is less on a fully diluted basis immediately prior to the Qualified Financing such that the Equity Securities held by the Holder upon conversion will equal amount of Convertible Note/$200,000,000 (before adjusting for accrued interest) of the outstanding capital stock of the Company prior to the dilution for the Qualified Financing. The issuance of Equity Securities upon the conversion of this Note pursuant to this paragraph shall be upon, and subject to, the same terms and conditions applicable to the Equity Securities sold in the Qualified Financing.

4. Following the Maturity Date, unless this Note has been converted in accordance with the terms of Section 3 above or paid in full pursuant to Sections 5 or 6 below, then, upon the election of the Holder of the Convertible Note (the "Holder"), shall be entitled to:
   a. receive payment in cash in full of the outstanding principal amount of this Note, together with all accrued but unpaid interest thereon, within ten (10) business days after notice is provided to the Company; or
   b. extend the Maturity Date for a period of one (1) year.

5. If the Company consummates a Change of Control (as defined below) while this Note remains outstanding, the Company shall repay the Holder in cash the outstanding principal amount of this Note plus any accrued but unpaid accrued interest thereon. For purposes of this Note, a "Change of Control" means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger or reorganization continue to represent a majority of the voting power of the surviving entity immediately after such consolidation, merger or reorganization;(ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material

intellectual property; provided that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled or converted or a combination thereof. For the avoidance of doubt, a distribution of the equity of the Company to the equity holders of the parent company of the Company shall not be a Change of Control. The Company shall give the Holder notice of a Change of Control not less than 10 days prior to the anticipated date of consummation of the Change of Control. Any repayment pursuant to this paragraph in connection with a Change of Control shall be subject to any required tax withholdings, and may be made by the Company (or any party to such Change of Control or its agent) following the Change of Control in connection with payment procedures established in connection with such Change of Control.

6. If there shall be any Event of Default (as defined below) hereunder, at the option and upon the declaration of the Holder and upon written notice to the Company (which election and notice shall not be required in the case of an Event of Default under Section 9.(b) or 9(c)), this Note shall accelerate, and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an "Event of Default":

   a. The Company fails to pay any of the principal amount and accrued interest due under this Note, or any other Convertible Promissory Notes of the Company, when such payment is due pursuant to the terms of this Note;

   b. The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium la\v or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

   c. An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within ninety (90) days under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company.

Principal Security Holders

The following table sets forth information regarding beneficial ownership of the Company's holders of 20% or more of any class of voting securities as of March 31, 2022.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
SpinalCyte, LLC (Controlled by Peter O'Heeron)	35,000,000	Series A Preferred Stock	100%
Peter O'Heeron	24,192,588	Non-voting Common Stock	21%

Securities Transferability and Restrictions

All securities of the Company are subject to certain limitations on transferability. Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC, or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

What it Means to be a Minority Holder

Holders of Preferred Stock of the Company will have limited rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in certain offerings may have rights less than those of investors in other offerings, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company). As further discussed in the Financial Condition and Results of Operations section, the holders of convertible debt elected to convert to equity, which resulted in dilution to current investors.

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities within the last three years:

- **Series A Preferred Stock**
  - Type of security: Equity
  - Final amount sold: $0
  - Use of proceeds: No money was raised from this issuance. It was an issuance of Series A Preferred Stock to the parent company, SpinalCyte, LLC, at formation of FibroBiologics in exchange for the intellectual property transferred from the parent.
  - Date: April 8, 2021
  - Offering exemption relied upon: 506(b) and 4(a)(2).
- **December 2021 Convertible Notes**
  - Type of security sold: Convertible debt
  - Final amount sold: $1,300,000
  - Use of proceeds: Ongoing operations of the Company
  - Date: December 2021
  - Offering exemption relied upon: 506(b) and 4(a)(2)
- **January 2022 Convertible Note**
  - Type of security sold: Convertible debt
  - Final amount sold: $350,000
  - Use of proceeds: Ongoing operations of the Company
  - Date: January 2022
  - Offering exemption relied upon: 506(b) and 4(a)(2)
- **April 2022 Convertible Notes**

- o Type of security sold: Convertible debt
- o Final amount sold: $3,950,000
- o Use of proceeds: Ongoing operations of the Company
- o Date: April 2022
- o Offering exemption relied upon: 506(b) and 4(a)(2)
- **Non-voting Common Stock**
  - o Final amount sold: $0
  - o Number of securities: 112,717,658
  - o Use of proceeds: No money was raised. It was a distribution of shares to the parent company, SpinalCyte, LLC, which in turn distributed the shares to its members.
  - o Date: August 18, 2022
  - o Offering exemption relied upon: It was not a raise, but simply a distribution of shares to the parent company.
- **Series B Preferred Stock**
  - o Type of security sold: Equity
  - o Final amount sold: $2,150,000
  - o Use of proceeds: Ongoing operations of the Company
  - o Date: December 23, 2022
  - o Offering exemption relied upon: Section 506(b) and 4(a)(2)
- **Series B Preferred Stock**
  - o Type of security sold: Equity
  - o Final amount sold: $4,990,608
  - o Use of proceeds: Ongoing operations of the Company
  - o Date: February 2023
  - o Offering exemption relied upon: Regulation CF
- **Series B Preferred Stock**
  - o Type of security sold: Equity
  - o Final amount sold: $10,324,869
  - o Use of proceeds: Ongoing operations of the Company
  - o Date: March 2023
  - o Offering exemption relied upon: Section 506(b) and 4(a)(2)
- **Series B Preferred Stock**
  - o Final amount sold: $5,300,000 of principal value convertible notes
  - o Use of proceeds: No money was raised. It was a conversion of outstanding convertible notes principal and accrued interest into shares of Series B Preferred Stock.
  - o Date: February – April 2023
  - o Offering exemption relied upon: It was not a raise, but a conversion of convertible debt.
- **Series B-1 Preferred Stock**
  - o Final amount sold: $152,500
  - o Use of proceeds: Ongoing operations of the Company
  - o Date: April 2023
  - o Offering exemption relied upon: 506(b) and 4(a)(2)

REGULATORY INFORMATION

Compliance with Ongoing Reporting Requirements

The Company has not failed to comply with the requirements of Regulation CF §227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2023.

FIBROBIOLOGICS, INC.

By: /Pete O'Heeron/
     Pete O'Heeron, Chief Executive Officer

FibroBiologics, Inc.

Annual Carve-Out Financial Statements

and

Notes to the Carve-Out Financial Statements as of December 31, 2022 and 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
FibroBiologics, Inc.:

Opinion on the Financial Statements

We have audited the accompanying carve-out balance sheets of FibroBiologics, Inc. (the "Company") as of December 31, 2022 and 2021, and the related carve-out statements of operations, changes in stockholders' deficit, and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the "carve-out financial statements"). In our opinion, the carve-out financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These carve-out financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these carve-out financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the carve-out financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the carve-out financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the carve-out financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the carve-out financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WithumSmith+Brown PC

We have served as the Company's auditor since 2022.

East Brunswick, New Jersey
April 28, 2023

FibroBiologics, Inc.

Carve-Out Balance Sheets

(in thousands, except shares and per share data)

	December 31,	
	2022	**2021**
Assets		
Current assets		
Cash and cash equivalents	$ 2,266	$ 407
Prepaid expenses	29	37
Parent company receivable	300	—
Other current assets	30	24
Total current assets	2,625	468
Operating lease right-of-use asset, net	2,199	—
Total assets	$ 4,824	$ 468
Liabilities and stockholders' deficit		
Current liabilities		
Accounts payable and accrued expenses	$ 758	$ 233
Parent company payable	—	225
Operating lease liability, short-term	326	—
Derivative liability	538	—
Convertible notes payable, net of debt discount	5,451	1,300
Total current liabilities	7,073	1,758
Operating lease liability, long-term	1,747	—
Total liabilities	8,820	1,758
Stockholders' deficit		
Net Parent investment	1,461	1,461
Preferred Stock, $0.00001 par; 50,000,000 total shares authorized; 35,000,000 Series "A" Preferred shares authorized, issued and outstanding as of December 31, 2022 and 2021	—	—
Preferred Stock, $0.00001 par; 50,000,000 total shares authorized; 10,000,000 Series "B" Preferred shares authorized; 1,526,626 shares issued and outstanding as of December 31, 2022; no shares issued and outstanding as of December 31, 2021	—	—
Non-voting Common Stock, $0.00001 par; 250,000,000 shares authorized; 112,922,658 shares issued and outstanding as of December 31, 2022; no shares issued and outstanding as of December 31, 2021	1	—
Additional paid-in capital	2,414	
Accumulated deficit	(7,872)	(2,751)
Total stockholders' deficit	(3,996)	(1,290)
Total liabilities and stockholders' deficit	$ 4,824	$ 468

The accompanying notes are an integral part of these carve-out financial statements.

FibroBiologics, Inc.

Carve-Out Statements of Operations

(in thousands, except shares and per share data)

		For the Years Ended December 31,		
		2022		**2021**
Operating expenses:				
Research and development	$	1,147	$	521
General, administrative and other		3,320		1,057
Total operating expenses		4,467		1,578
Loss from operations		(4,467)		(1,578)
Interest expense		(654)		(4)
Net loss	$	(5,121)	$	(1,582)
Net loss per share, basic and diluted	$	(.05)	$	N/A
Weighted-average shares outstanding, basic and diluted		112,922,658		N/A

The accompanying notes are an integral part of these carve-out financial statements.

FibroBiologics, Inc.

Carve-Out Statements of Changes in Stockholders' Deficit

For the years ended December 31, 2022 and 2021

(in thousands, except shares)

	Net Parent Investment	Series "A" Preferred Stock		Series "B" Preferred Stock		Non-voting Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
		Shares	Amount	Shares	Amount	Shares	Amount			
Balance – December 31, 2020	$ 1,169	—	$ —	—	$ —	—	$ —	$ —	$ (1,169)	$ —
Issuance of capital shares upon Company formation	—	35,000,000	—	—	—	—	—	—	—	—
Capital contributions	292	—	—	—	—	—	—	—	—	292
Net loss	—	—	—	—	—	—	—	—	(1,582)	(1,582)
Balance – December 31, 2021	1,461	35,000,000	—	—	—	—	—	—	(2,751)	(1,290)
Issuance of Non-Voting Common Stock to Parent company members	—	—	—	—	—	112,717,658	1	(1)	—	—
Issuance of Series "B" Preferred shares	—	—	—	1,526,627	—	—	—	2,150	—	2,150
Stock-based compensation expense	—	—	—	—	—	205,000	—	265	—	265
Net loss	—	—	—	—	—	—	—	—	(5,121)	(5,121)
Balance – December 31, 2022	$ 1,461	35,000,000	$ —	1,526,627	$ —	112,922,658	$ 1	$ 2,414	$ (7,872)	$ (3,996)

The accompanying notes are an integral part of these carve-out financial statements.

FibroBiologics, Inc.

Carve-Out Statements of Cash Flows

(in thousands)

	For the Years Ended December 31,			
	2022		2021	
Cash flows from operating activities				
Net loss	$	(5,121)	$	(1,582)
Adjustments to reconcile net loss to net cash used in operating activities:				
Stock-based compensation expense		265		—
Amortization of convertible notes debt discount		389		—
Amortization of operating lease right-of-use asset		94		—
Changes in operating assets and liabilities:				
Change in prepaid expenses		8		(37)
Change in accounts payable and accrued expenses		525		233
Change in other current assets		(6)		(24)
Change in operating lease liability		(220)		—
Net cash used in operating activities		(4,066)		(1,410)
Cash flows from financing activities				
Proceeds from borrowing from Parent		—		975
Repayment to Parent		(225)		(750)
Loan to Parent		(360)		—
Repayment from Parent		60		
Proceeds from net Parent investment		—		292
Proceeds from issuance of convertible notes		4,300		1,300
Proceeds from issuance of Series "B" Preferred Stock		2,150		—
Net cash provided by financing activities		5,925		1,817
Net increase in cash and cash equivalents		1,859		407
Cash and cash equivalents, beginning of year		407		—
Cash and cash equivalents, end of year	$	2,266	$	407
Supplemental disclosure of cash flow information:				
Cash paid for income taxes	$	—	$	—
Cash paid for interest	$	—	$	—
Supplemental disclosure of non-cash investing and financing activities:				
Addition to derivative liability for debt issuance discount	$	538	$	—
Obtaining operating lease right-of-use asset and liability	$	2,293	$	—

The accompanying notes are an integral part of these carve-out financial statements.

FibroBiologics, Inc.

Notes to the Carve-Out Financial Statements

December 31, 2022

1. Organization, Description of Business, and Liquidity

Organization and Business

FibroBiologics, Inc. (the "Company", "FibroBiologics") was originally formed as an LLC under the laws of the State of Texas on April 8, 2021 ("Inception") and then converted to a Delaware corporation on December 14, 2021. FibroBiologics is an early stage, cell therapy company headquartered in Houston, Texas, developing innovative treatments for chronic diseases using fibroblast cells. The Company's primary focus is the initiation and progression of preclinical studies and clinical-stage FDA trials related to fibroblast treatments for Degenerative Disc Disease, Multiple Sclerosis, Cancer, Wound Healing and other diseases. Prior to Inception, preclinical research and development related to these disease pathways took place under our parent company, SpinalCyte, LLC (the "Parent", "FibroGenesis").

Going Concern and Management's Plan

The Company has incurred operating losses since Inception and expects such losses to continue in the future as it builds infrastructure, develops intellectual property and conducts research and development activities. The Company has primarily relied on a combination of angel investors and private debt placements to funds its operations. As of December 31, 2022, the Company had an accumulated deficit of $7,872 thousand and cash and cash equivalents of $2,266 thousand. A transition to profitability will depend on the successful development, approval and commercialization of product candidates and on the achievement of sufficient revenues to support the Company's cost structure. The Company currently does not generate revenues and may never achieve profitability. Unless and until such time that revenue and net income are generated, the Company will need to continue to raise additional capital. As further described in Note 7, management has entered into a share purchase agreement as of November 12, 2021. In the event of a direct listing or an initial public offering on a nationally recognized U.S. stock exchange, this agreement will provide the Company with access to additional liquidity. As further described in Note 12, during the first three months of 2023 the Company raised $5 million through a crowdfunding offering and more than $10 million through a private placement offering. As a result, the Company believes it has adequate capital to fund its current operating plan for at least the next 12 months from the date of issuance of these Carve-Out Financial Statements.

Segments

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker in making decisions regarding resource allocation and assessing performance. The chief executive officer, who is the chief operating decision maker, reviews financial information on an aggregate basis for purposes of allocating resources and evaluating financial performance. The Company operates and manages its business as a single operating segment and therefore one reportable segment.

2. Summary of Significant Accounting Policies

Basis of Presentation

During the initial period during 2021 prior to its formation on April 8, 2021, the Company operated as a line of business of FibroGenesis rather than as a separate stand-alone entity. Consequently, stand-alone financial statements were not historically prepared for FibroBiologics. These Carve-Out Financial Statements have been prepared in connection with the formation and planned public listing of FibroBiologics and, prior to the Company's formation on April 8, 2021, were derived from the historical accounting records of the Parent. All expenses, assets, and liabilities directly associated with the business activity of the Company as well as certain allocations from the Parent are included in the Carve-Out Financial Statements. Such allocations include the Company's portion of general and administrative expenses and research and development expenses originally incurred by the Parent prior to the Company's formation on April 8, 2021, for the disease pathways now pursued by FibroBiologics.

The expense allocations were determined by management and derived from the number of patents transferred to the Company through the patent transfer and assignment agreement between FibroBiologics and FibroGenesis. Patents were determined to be the most reasonable basis for allocation because patent development is the main driver of business activity for each entity during the preclinical phase, and they are the strongest proxy for expenses incurred by the Parent on behalf of the Company. Management believes the assumptions underlying the Carve-Out Financial Statements, including the assumptions regarding the allocation of expenses from the Parent, are reasonable. However, amounts recognized by the Company are not necessarily representative of the amounts that would have been reflected in the Carve-Out Financial Statements had the Company operated independently of the Parent as a standalone entity during the periods presented.

The accompanying Carve-Out Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Net Parent Investment

Because the Carve-Out Financial Statements are derived from the historical records of the Parent, the net Parent investment is presented within stockholders' deficit on the Carve-Out Balance Sheets. As a subsidiary of the Parent, the Company was dependent upon the Parent for all of its working capital and financing requirements prior to entering into the Convertible Note agreements. Financial transactions that relate to FibroBiologics but occurred at the Parent level are accounted for through the net Parent investment account. Accordingly, none of the Parent's cash, cash equivalents, or debt has been assigned to the Company in the financial statements. Net Parent investment represents the Parent's interest in the recorded net assets of the Company.

Use of Estimates

The preparation of the Carve-Out Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Carve-Out Financial Statements and the reported amounts of expenses during the reporting periods. These estimates are based on information available as of the date of the Carve-Out Financial Statements; therefore, actual results could differ from those estimates and assumptions.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company has significant cash balances at financial institutions, which, throughout the year, regularly exceed the federally insured limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations and cash flows.

Risks and Uncertainties

The Company is subject to certain risks and uncertainties, including, but not limited to changes in any of the following areas that the Company believes could have a material adverse effect on the future financial position or results of operations: the timing of, and the Company's ability to advance its current and future product candidates into and through clinical development; costs and timelines associated with the manufacture of clinical supplies of the Company's product candidates; regulatory approval and market acceptance of its product candidates; performance of third-party contract research organizations ("CROs") and contract manufacturing organizations ("CMOs"); competition from pharmaceutical companies with greater financial resources or expertise; protection of the intellectual property, litigation or claims against the Company based on intellectual property, or other factors; the need to obtain additional funding; and its ability to attract and retain employees necessary to support its growth. Disruption from CROs', CMOs' or suppliers' operations would likely have a negative impact on the Company's business, financial position and results of operations.

Cash and Cash Equivalents

Cash and cash equivalents consist of unrestricted cash balances and short-term, liquid investments with an original maturity date of three months or less at the time of purchase.

Fair Value Measurements

Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurement ("ASC 820"), establishes a fair value hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company's own assumptions (unobservable inputs). Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the inputs that market participants would use in pricing the assets or liability and are developed based on the best information available in the circumstances. ASC 820 identifies fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a three-tiered value hierarchy that distinguishes between the following:

Level 1 - Quoted market prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level 1 inputs that are either directly or indirectly observable, such as quoted market prices, interest rates and yield curves.

Level 3 - Unobservable inputs for the asset or liability (i.e. supported by little or no market activity). Level 3 inputs include management's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

Research and Development

Research and development costs are charged to expense as incurred. Research and development costs consist of costs incurred in performing research and development activities, including salaries and bonuses, scientist recruiting costs, employee benefits, facilities costs, laboratory supplies, manufacturing expenses, preclinical expenses, research materials, and consulting and other contracted services. Costs for certain research and development activities are recognized based on the terms of the individual arrangements, which may differ from the pattern of costs incurred, and are reflected in the Carve-Out Financial Statements as prepaid or accrued research and development.

Patent Costs

As the Company continues to incur costs to obtain market approval of patented technology, patent costs are expensed as incurred. Costs include fees to renew or extend the term of recognized intangible assets, patent defense costs, and patent application costs. Management will continue to expense such costs until market approval is obtained through regulatory approval by the appropriate governing body.

Income Taxes

On December 8, 2021, the Company converted from a partnership LLC to a C-Corp. Subsequent to this date, the Company began accounting for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the carve-out financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.

Under the provisions of ASC 740-10, Income Taxes, the Company evaluates uncertain tax positions by reviewing against applicable tax law all positions taken by the Company with respect to tax years for which the statute of limitations is still open. ASC 740-10 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. The Company recognizes interest and penalties related to the liability for unrecognized tax benefits, if any, as a component of the income tax expense line in the accompanying Carve-Out Statements of Operations.

Recently Adopted Accounting Pronouncements

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity (ASU 2020-06), which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. The Company has early adopted this standard as of January 1, 2021, which is currently reflected in its Carve-Out Financial Statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740). The amendments in ASU No. 2019-12 simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify U.S. GAAP or other areas of Topic 740 by clarifying and amending existing guidance. The new standard was effective for the Company on January 1, 2022, and for interim periods beginning on January 1, 2023. The Company has adopted this standard which is currently reflected in its Carve-Out Financial Statements.

3.   **Net Loss Per Share Attributable to Common Stockholders**

The following table summarizes the computation of basic and diluted net loss per share attributable to common stockholders of the Company:

(in thousands, except share and per share amounts)	Year Ended December 31,	
	2022	2021
Numerator:		
Net loss attributable to common stockholders:	$ (5,121)	$ (1,582)
Denominator:		
Weighted-average number of common shares outstanding, basic and diluted	112,922,658	N/A
Net loss per common share attributable to common stockholders, basic and diluted (1)	$ (0.05)	$ N/A

(1) The Company had no shares of its common stock issued and outstanding during the year ended December 31, 2021.

As further described in Note 6, the Company issued 112,922,658 shares of non-voting common stock on August 18, 2022, and 1,526,626 shares of Series "B" Preferred Stock in December 2022. The weighted average number of shares outstanding for the year ended December 31, 2022, is based upon the non-voting common stock shares issued on August 18, 2022.

The Company had $5,600 thousand of convertible notes outstanding as of December 31, 2022, which may be converted into common stock in the event that the Company issues and sells shares of its capital stock in excess of $10,000 thousand as further described in Note 5. As of December 31, 2022, the estimated number of shares of common stock that would be issued upon conversion is 3,204,580 shares. For the years ended December 31, 2022 and 2021, the Company reported net losses and, accordingly, potential common shares were not included since such inclusion would have been anti-dilutive. As a result, the Company's basic and diluted net losses per share are the same because it generated a net loss in all periods presented.

4. Fair Value of Financial Instruments

As of December 31, 2022, the Company measures its derivative liability related to the conversion option feature in the 2022 Notes, as described in Note 5, at fair value. This derivative liability is classified within Level 3 of the value hierarchy because the liability is based upon a valuation model that uses inputs and assumptions including potential outcomes, interest rates, probabilities, and timing. As of December 31, 2021, the Company did not have any financial instruments measured at fair value on a recurring basis.

The carrying amounts of cash and cash equivalents, prepaid expenses, other current assets, accounts payable, accrued expenses, convertible notes payable, and Parent company payable and receivable approximate their fair values due to their short-term maturities.

There were no transfers in or out of Level 1, Level 2 or Level 3 assets and liabilities for the years ended December 31, 2022 and 2021.

5. Convertible Notes Payable

The Company entered into multiple convertible promissory note agreements in December 2021 (collectively the "2021 Notes"). Under the 2021 Notes, the Company received $1,300 thousand, which accrues simple interest at a rate of 6.0% per annum and matures in the event of an initial public offering of the Company. Upon maturity of the 2021 Notes, the holders may elect to receive cash payment in full for the outstanding principal and interest or elect a one-year extension at the discretion of the holders of the 2021 Notes.

In the event that the Company issues and sells shares of its capital stock in excess of $10,000 thousand, the outstanding balance of the 2021 Notes and accrued interest may be converted into a fixed number of shares of common stock, subject only to typical anti-dilution provisions for any recapitalization that may occur.

Based on the terms of the 2021 Notes, the Company evaluated the conversion option feature in accordance with ASC 815 Derivatives and Hedging. It provides three criteria that, if met, require companies to bifurcate conversion options from their host instruments and account for them as freestanding derivative financial instruments. These three criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument.

At the inception of the 2021 Notes, and at December 31, 2021 and 2022, the Company determined that an embedded derivative for the conversion feature did not meet the criteria because it met the "indexed to the entity's own stock" exception and therefore was not required to be bifurcated from the host instrument.

The Company issued additional convertible promissory notes between January and April 2022 with a total principal amount of $4,300 thousand and a one-year maturity (collectively the "2022 Notes"). The 2022 Notes may be converted at the lesser of a) a 15% discount to the offering price of the Company's common stock in the event of an initial public offering of the Company or b) the quotient of $200,000 thousand divided by total equity interests prior to the dilution from the offering. The conversion option feature in the 2022 Notes was evaluated in accordance with ASC 815, and a derivative liability for the $538 thousand estimated fair value of the conversion option was recorded at the time the notes were issued and as of December 31, 2022. An offsetting discount on the issuance of the notes was recorded and is being amortized to interest expense over the expected life of the 2022 Notes.

The interest expense, excluding amortization of the discount recorded on the 2022 Notes, on the 2021 and 2022 Notes for the years ended December 31, 2022 and 2021, was $265 thousand and $4 thousand, respectively, which was outstanding and included within accounts payable and accrued expenses.

The convertible debt balances consisted of the following at December 31, 2022 and 2021:

		December 31,		
(in thousands)		**2022**		**2021**
Convertible notes principal	$	5,600	$	1,300
Convertible notes discount		(149)		—
Convertible notes payable, net of discount	$	5,451	$	1,300

6. Stockholders' Deficit / Net Parent Investment

Authorized Capital - As of December 31, 2022 and 2021, the Company authorized 50,000,000 preferred stock shares, and has issued 35,000,000 Series "A" Preferred Stock shares to FibroGenesis, which were tendered pursuant to the formation of the Company in exchange for the contribution of certain in-process research and development and patent assets through Patent Assignment and Intellectual Property Cross-License Agreements. The Series "A" Preferred Stock shares have the right to vote and rank prior to non-voting common stock and common stock with respect to payment of dividends and distributions and upon liquidation, dissolution, winding-up or otherwise. In addition, the Series "A" Preferred Stock has a liquidation preference equal to $35,000 thousand to be allocated among the holders of the Series "A" Preferred Stock shares in the event of a liquidation, dissolution, or winding up of the Company, and each share of Series "A" Preferred Stock may be converted into one share of common stock at any time at the election of the holder of such shares of Series "A" Preferred Stock. Unless otherwise elected by the holder(s), a merger or consolidation in which the Company is not the majority surviving entity or the sale of all or substantially all of the assets of the corporation will be a deemed liquidation event. The Company has also authorized 250,000,000 shares of non-voting common stock, and has issued during the year ended December 31, 2022, a total of 112,922,658 shares. In August 2022, the Company issued 112,717,658 shares of non-voting common stock to its Parent, which in turn distributed the shares to its members. This issuance of non-voting common stock was accounted for as stock split and no proceeds were received by the Company. The Company also issued to its board of directors, a consultant, and an employee an additional 205,000 total shares in 2022 and recorded $168 thousand of expense for the issuance of these shares, which was based upon a third-party valuation of the shares at the time of issuance. None of the non-voting common stock shares were issued and outstanding as of December 31, 2021.

In December 2022, the Company amended its Certificate of Incorporation to authorize 10,000,000 shares of Series "B" Preferred Stock and issued 1,526,627 shares in exchange for $2,150 thousand. The Series "B" Preferred Stock has a liquidation preference after Series "A" Preferred Stock and prior to Common Stock and Non-Voting Common Stock. The Series "B" Preferred Stock has voting rights and will automatically convert into Common Stock upon closing of an IPO transaction, as defined in the Company's Amended and Restated Certificate of Incorporation.

7. Share Subscription Agreement

On November 12, 2021, the Company entered into a Share Purchase Agreement with certain investors for the sale of up to $100,000 thousand of common stock (the "Aggregate Limit"). This agreement is contingent upon the Company achieving a public listing of its common stock. Major terms of the agreement include a commitment fee of 2% of the Aggregate Limit, which is due no later than one year after public listing even if no drawdowns are taken, and five-year warrants issued to the investors at the time of public listing to purchase common stock shares equal to 4% of the total equity interests of the Company at the lesser of a) the price per share at the time of the public listing or b) the quotient of $700,000 thousand divided by the total number of equity interests (fully diluted common shares).

The Company may request a drawdown, or sale of common stock shares to the investors, over the five-year term of this agreement following the public listing unless terminated earlier. The amount of the drawdowns requested is limited by the trading volumes of the Company's common stock shares over the 30-day period preceding the drawdown, and the price per share is equal to 90% of the average price per share over that same period. A 1% fee must be paid to the investors if the Company is sold in a private sale transaction rather than completing a public listing of its shares.

8. Income Taxes

A reconciliation of the income tax benefit computed using the federal statutory income tax rate to the Company's effective income tax rate is as follows:

	Year Ended December 31,	
	2022	**2021**
Federal statutory rate	(21.0) %	(21.0) %
Permanent items	0.8	—
True up prior year NOL deferred tax asset	(6.1)	—
Other changes	1.9	—
Change in valuation allowance	24.4	21.0 %
Total	0.0 %	0.0 %

The components of the Company's net deferred tax assets are as follows:

(in thousands of dollars)	**December 31, 2022**	**December 31, 2021**
Deferred tax assets:		
Net operating loss carryforwards	$ 896	$ —
Lease liability	435	
Capitalized research and development	299	
Derivative liability	31	
Accrued liabilities	81	17
Stock compensation	17	
Deferred tax assets	1,759	17
Deferred tax liabilities:		
Lease right-of-use asset	(462)	—
Unamortized debt discount	(31)	—
Deferred tax liabilities	(493)	—
Less: valuation allowance	(1,266)	(17)
Net deferred tax assets	$ —	$ —

The Company was initially formed as an LLC and was converted to a Delaware corporation in December 2021. As a result of generating net operating losses during the years ended December 31, 2022 and 2021, the Company had no income tax expense for years ended December 31, 2022 and 2021. As of December 31, 2022, the Company had U.S. federal net operating loss (NOL) carryforwards of $4,265 thousand. The federal NOL carries forward indefinitely and may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. Subsequent ownership changes may further affect the limitation in future years.

Effective for tax years beginning after December 31, 2021, taxpayers are required to capitalize any expenses incurred that are considered incidental to research and experimentation (R&E) activities under IRC Section 174. While taxpayers historically had the option of deducting these expenses under IRC Section 174, the December 2017 Tax Cuts and Jobs Act mandates capitalization and amortization of R&E expenses for tax years beginning after December 31, 2021. Expenses incurred in connection with R&E activities in the US must be amortized over a 5-year period if incurred, and R&E expenses incurred outside the US must be amortized over a 15-year period. R&E activities are broader in scope than qualified research activities considered under IRC Section 41 (relating to the research tax credit). For the year ended December 31, 2022, the Company performed an analysis based on available guidance and determined that it will continue to be in a loss position even after the required capitalization and amortization of its R&E expenses. The Company will continue to monitor this issue for future developments, but it does not expect R&E capitalization and amortization to require it to pay cash taxes now or in the near future. We have included the impact of this provision, which results in a deferred tax asset of approximately $299 thousand as of December 31, 2022.

Management has evaluated the positive and negative evidence bearing upon the realizability of the Company's net deferred tax assets and has determined that it is more likely than not that the Company will not recognize the benefits of the net deferred tax assets. As a result, the Company has recorded a full valuation allowance at December 31, 2022 and 2021. The Company will continue to assess the realizability of its deferred tax assets going forward and will adjust the valuation allowance as needed.

As of December 31, 2022 and 2021, the Company had no uncertain tax positions. The Company recognizes both interest and penalties associated with unrecognized tax benefits as a component of income tax expense. The Company has not recorded any interest or penalties for unrecognized tax benefits since its inception.

9. Leases, Commitments and Contingencies

Effective January 1, 2020, the Company adopted ASU 2016-02, Leases (Topic 842) to account for the Company's leases. The Company elected to apply the short-term lease practical expedient upon adoption. Due to the short-term nature of the leases, the Company elected an accounting policy to not record short-term leases on the Carve-Out Balance Sheets. ASC 842-20-25-2 allows a lessee to elect an accounting policy to not record short-term leases, defined as those with terms of 12 months or less, on the balance sheet. In accordance with GAAP, rent expense for financial statement purposes was recognized on a straight-line basis over the lease term based on the most recent contractual terms available.

As of December 31, 2021, the Company had entered into two short-term lease agreements for lab and office space. The Company opted on March 30, 2022, to extend the lease term for one of its leases for lab and office space, with a commencement date for the lease extension on May 1, 2022. The extended lease term was 126 months and was accounted for as an operating lease under the ASC 842 guidance for lease accounting. A right-of-use lease asset and tenant improvement allowance receivable with a combined total of $2,799 thousand and a lease liability of $2,799 thousand were recorded at the time of the extension. This lease was terminated as of July 31, 2022, and the remaining balances of the right-of-use asset, tenant improvement allowance receivable, and lease liability were written off.

The Company expanded the scope and extended for six months the term for the remaining lease for temporary lab and office space on July 1, 2022, and then further expanded the scope on August 1, 2022, and October 7, 2022. The monthly license fee increased to $15 thousand per month. This lease for temporary lab and office space will continue to be accounted for as a short-term lease.

In October 2022, the Company entered into a lease agreement for office space with a term of 62 months, which expires on November 30, 2027. This lease will be accounted for as an operating lease under the ASC 842 guidance for lease accounting. A right-of-use lease asset and lease liability of $2,293 thousand each were recorded at inception of the lease term using a discount rate of 7.5%.

Rent expense under operating leases for the years ended December 31, 2022 and 2021, was $392 thousand and $26 thousand, respectively. As of December 31, 2022, noncancelable lease payments were $2,484 thousand.

Maturities of operating lease liabilities as of December 31, 2022, were as follows:

(in thousands of dollars)		
2023	$	466
2024		477
2025		488
2026		544
2027		509
Thereafter		—
Total lease payments		2,484
Less: imputed interest		(411)
Total lease liabilities		2,073
Less: current lease liabilities		(326)
Total non-current lease liabilities	$	1,747

10. Related Party Transactions

As of December 31, 2021, the Company had an outstanding related party Parent company payable of $225 thousand. The debt was held by FibroGenesis, and was due April 1, 2022, with a six-month extension option available at the discretion of FibroBiologics. The

Company repaid in April 2022 the remaining Parent company payable of $225 thousand. In July 2022, the Company loaned $300 thousand to the Parent on a one-year note bearing no interest. In October 2022, the Company loaned $60 thousand to the Parent on a one-year note bearing no interest and this note was repaid before December 31, 2022.

As described in Note 6, the Company acquired from FibroGenesis certain in-process research and development and patent assets through Patent Assignment and Intellectual Property Cross-License Agreements. The Patent Assignment Agreement transferred the right, title and interest in and to certain patents from FibroGenesis to the Company for further development. The Intellectual Property Cross-License Agreement grants to the Company exclusive rights to patents owned by FibroGenesis in a limited field of use, which includes the diagnosis, treatment, prevention and palliation of a) spinal diseases, disorders, or conditions, b) cancer, c) orthopedics diseases, disorders or conditions, and d) multiple sclerosis.

11. Share-based Compensation

The Company adopted on August 10, 2022, and the shareholders approved on August 18, 2022, the 2022 Stock Plan (the "Plan"). The Plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, and other stock awards. The Plan, through the grant of stock awards, is intended to help the Company secure and retain the services of eligible award recipients, provide incentives for such persons to exert maximum efforts for the success of the Company and provide a means by which the eligible recipients may benefit from increases in value of the common stock. The Company issued in 2022 a total of 405,000 options with a strike price of $0.82 per share to employees, directors, and scientific advisory board members under this Plan. Generally, awards granted by the Company vest over three years and have an exercise price equal to the estimated fair value of the common stock as determined by the board of directors with consideration given to contemporaneous valuations of the Company's common stock prepared by an independent third-party valuation firm.

As of December 31, 2022, there were 49,595,000 shares available for future issuance under the Plan.

Stock-based compensation expense is recognized in the Carve-Out Statements of Operations as follows:

	For the Years Ended December 31,	
(in thousands of dollars)	2022	2021
Research and development	$ 115	$ —
General and administrative	150	—
Total stock-based compensation expense	$ 265	$ —

Stock-based compensation expense for the year ended December 31, 2022, includes $168 thousand of expense for non-voting common stock issued to the Board of Directors and consultants.

Unrecognized stock-based compensation costs related to unvested awards and the weighted-average period over which the costs are expected to be recognized as of December 31, 2022, are as follows:

	Stock Options
Unrecognized stock-based compensation expense (in thousands)	$ 169
Expected weighted-average period compensation costs to be recognized (years)	1.7

A summary of the Company's stock option activity is as follows:

	Stock Options		Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2021	—		—	—	—
Granted	405,000	$	0.82	10.0	—
Exercised	—		—	—	—
Forfeited/Canceled	—		—	—	—
Outstanding as of December 31, 2022	405,000	$	0.82	9.7	—
Exercisable as of December 31, 2022	77,778	$	0.82	9.7	—

The fair value of stock options granted to employees, directors, and consultants was estimated on the date of grant using the Black-Scholes option pricing model using the following assumptions:

Assumptions:	Year Ended December 31, 2022
Risk-free interest rate	4.1%
Expected volatility	100%
Expected term (years)	5.4 to 6.4
Expected dividend	0%

During the year ended December 31, 2022, the weighted-average grant date fair value of the options granted was $0.66 per share.

12. Subsequent Events

The Company has evaluated subsequent events through April 28, 2023, the date the Carve-Out Financial Statements were available to be issued, and has determined that there were no other events, other than what is disclosed below, which occurred requiring disclosure in or adjustments to the Carve-Out Financial Statements.

In January 2023, the Company entered into an Agreement Regarding Right of First Negotiation ("ROFN Agreement") with its Parent, FibroGenesis. In exchange for FibroGenesis' consent to amend the Certificate of Incorporation to a) eliminate upon IPO, Direct Listing, or Sale of the Company the Series "A" Preferred Stock $35,000 thousand liquidation preference, b) make the Series "B" Preferred Stock liquidation preference equal to Series "A" Preferred Stock, and c) to provide that upon IPO, Direct Listing, or Sale of the Company Series "A" Preferred Stock will be canceled for no consideration, FibroBiologics will agree to pay to FibroGenesis 15% of the gross proceeds from any equity investments in FibroBiologics prior to an IPO, Direct Listing or Sale of the Company. In addition, FibroBiologics will receive a five-year right of first negotiation if FibroGenesis decides to license externally any of its technology. In January 2023, the Company amended its Certificate of Incorporation to reflect these changes and paid $323 thousand to FibroGenesis for 15% of the gross proceeds from equity issued by the Company in December 2022.

In January 2023, the Company launched a campaign to raise up to $5,000 thousand by selling Series "B" Preferred Stock through a Regulation CF offering, which was oversubscribed. This offering has closed with $4,990 thousand raised and the Company has received net proceeds of $4,230 thousand to date. The Company is in the process of receiving the remaining proceeds from this offering and anticipates issuing 3,451,800 shares when the final distributions are received and reconciled. Pursuant to the ROFN Agreement, the Company has paid $634 thousand (15%) of these proceeds to FibroGenesis in March 2023 and expects to pay an additional $114 thousand to FibroGenesis in April 2023 after the final distributions are received.

In January 2023, the Company extended for an additional six months its remaining lease for temporary lab and office space.

In February 2023, the Company converted the principal and interest on $3,700 thousand of principal value of the 2022 Notes into 3,198,409 shares of Series "B" Preferred Stock.

In March 2023, the Company sold an additional 6,720,328 shares of Series "B" Preferred Stock for $10,325 thousand in a private placement. Pursuant to the ROFN Agreement, the Company has paid $1,549 thousand (15%) of these proceeds to FibroGenesis.

In April 2023, the Company amended its Certificate of Incorporation to authorize 40,000,000 shares of Common Stock, increase the number of authorized Series "B" Preferred Stock shares up to 20,000,000 shares, and to authorize 20,000,000 shares of Series "B-1" Preferred Stock with liquidation preference equal to the Series "A" and "B" Preferred Stock. The Company also converted the principal and interest on $1,600 thousand of principal value of the 2021 Notes and $300 thousand of principal value on the 2022 Notes into 1,414,844 shares of Series "B" Preferred Stock and sold 33,550 shares of Series "B-1" Preferred Stock for $153 thousand in a private placement. Pursuant to the ROFN Agreement, the Company will pay $23 thousand (15%) of these proceeds to FibroGenesis in April 2023.

In April 2023, FibroGenesis repaid in full the $300 thousand Parent company receivable.